Drinker Biddle & Reath LLP

191 N. Wacker Drive, Ste. 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 18, 2019

VIA EDGAR TRANSMISSION

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Funds (the “Trust”)

Preliminary Proxy Statement

(File Nos. 333-136185 and 811-21934)

Dear Ms. Larkin:

Set forth below are our responses to your comments on the Trust’s Preliminary Proxy Materials (the “Proxy Statement”) for the RiverNorth/Oaktree High Income Fund (the “Fund”) filed on September 27, 2019. The Proxy Statement is in connection with a special meeting of shareholders of the Fund to be held on November 1, 2019 for the purpose of: (i) approving a new sub-advisory agreement among the Trust, on behalf of the Fund, RiverNorth Capital Management, LLC (the “Adviser”) and Oaktree Capital Management, L.P. (the “Sub-Adviser”); (ii) authorizing the Adviser to enter into and materially amend sub-advisory agreements in the future with affiliated or unaffiliated sub-advisers, with the approval of the Board of Trustees (the “Board”) of the Trust, but without obtaining shareholder approval, in accordance with exemptive relief that the Adviser intends to seek from the Securities and Exchange Commission; and (iii) to transact such other business as may properly come before the meeting or any adjournment thereof. Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement.

1.	Please update any necessary disclosure related to the timing of the Closing to clarify that the Merger has now closed.

The Fund confirms that all disclosure related to the timing of the Closing will be updated, as needed.

2.	Since the Merger has now closed, please confirm in correspondence that the Interim Sub-Advisory Agreement with the Sub-Adviser is in place.

The Fund confirms that the Interim Agreement became effective as of the date of the Closing and is currently in effect.

3.	The fifth paragraph of the Shareholder Letter states that, under the Interim Agreement and New Sub-Advisory Agreement, the investment advisory personnel of Oaktree Capital who provide sub-advisory services to the Fund are expected to remain the same in the near-term. The Proxy Statement also notes that Oaktree’s current management will remain in actual control of the management of Oaktree, subject to certain limited consent rights held by Brookfield Asset Management, Inc. (“Brookfield”), for an initial period of seven years or more following the Closing. Please confirm whether the Fund or management is aware of any details of key personnel that will be departing from Oaktree as a result of the Merger or any other material changes that will occur as a result of the Merger, which should be disclosed.

The Fund and management are not aware of any details of key personnel that will be departing from Oaktree as a result of the Merger or any other material changes that will occur as a result of the Merger.

4.	Page 2 of the Shareholder Letter states that, the Board is asking shareholders to authorize the Adviser to enter into and materially amend sub-advisory agreements for the Fund with affiliated or unaffiliated sub-advisers, with the approval of the Board, but without obtaining shareholder approval, in accordance with exemptive relief that will be obtained from the Securities and Exchange Commission. Please revise this disclosure to make it clear that the receipt of the exemptive relief is not guaranteed.

The disclosure has been revised as follows: “In addition, the Board is asking you to approve a proposal to authorize RiverNorth Capital to enter into and materially amend sub-advisory agreements for the Fund with affiliated or unaffiliated sub-advisers, with the approval of the Board of Trustees, but without obtaining additional Shareholder approval, in accordance with exemptive relief that RiverNorth Capital intends to seek from the Securities and Exchange Commission (“SEC”). There is no guarantee that the SEC will grant such relief.”

5.	The Questions & Answers section, under Who is Brookfield Asset Management, states that if the Merger is consummated, both Brookfield and Oaktree will continue to operate their respective businesses independently, with each remaining under its current brand and led by its existing management and investment teams. Please include any details that would explain to shareholders how business might not continue as usual, if any.

The Fund is not aware of any changes that are likely to occur as a result of the Merger that could affect the operation of Oaktree and is not aware of any changes to Oaktree’s existing management and investment teams, which could materially impact the Fund.

6.	The Questions & Answers section, under Why am I being asked to vote on the New Sub-Advisory Agreement now?, states that Oaktree’s current management will maintain actual control of the management of Oaktree, subject to certain limited consent rights held by Brookfield, for an initial period of seven years or more following the Closing (or earlier if certain other conditions set forth in the Merger Agreement are triggered). Please explain supplementally how likely it is that these “other conditions” set forth in the Merger Agreement will be triggered before the initial seven year period. If the occurrence of these conditions is likely, please explain them in more detail in the Proxy Statement. If unlikely, please explain supplementally what these triggers are and why they are not likely to occur.

The occurrence of the other conditions is unlikely to occur as these conditions are triggered upon the death or incapacitation of both Howard Marks and Bruce Kraus or their failure to both be involved in the Oaktree business or their collective sale of a substantial portion of the Oaktree equity they owned at the Closing. As a result of the staff’s comment, however, the Fund has included the definition of the “Initial Period” as a footnote to the relevant sentence. The sentence (and related disclosure in the proxy statement) has been revised to state:

Following the Merger, Oaktree’s former management maintains actual control of the management of Oaktree, subject to certain limited consent rights held by Brookfield, for an “Initial Period” that will expire on or after September 30, 2026 upon proper notice provided by Brookfield (or earlier if certain other conditions set forth in the Oaktree operating agreement are triggered) (the “Initial Period”).FN

FN This “Initial Period” refers to the period of time beginning on September 30, 2019 and ending no earlier than the third business day following, at Brookfield’s election, the earliest to occur of: (a) Howard Marks and Bruce Karsh collectively ceasing to beneficially own at least 42% of the equity in Oaktree’s operating entities that they beneficially owned immediately after the closing of the Merger (which amount shall be deemed to include any charitable donations they are permitted to make prior to the closing); (b) Howard Marks and Bruce Karsh both ceasing to be actively and substantially involved in the oversight of the day-to-day affairs of the business of the Oaktree operating group, in each case for a period of at least 90 consecutive days or an aggregate of 180 calendar days in any 360-day period, except as a result of incapacitation; (c) the incapacitation of both Howard Marks and Bruce Karsh; (d) either Howard Marks or Bruce Karsh becoming incapacitated, and the other ceasing to be actively and substantially involved in the oversight of the day-to-day affairs of the business of the Oaktree operating group for a period of at least 90 consecutive days or an aggregate of 180 calendar days in any 360-day period, except as a result of incapacitation; and (e) September 30, 2026.

7.	Please add page numbers to the Questions & Answers section.

Page numbers have been added throughout the Questions & Answers section.

8.	Please update the disclosure included in the Questions & Answers section, under What will happen if the New Sub-Advisory Agreement is not approved or the Merger is not completed?, to explain what will happen given that the Interim Agreement is now in effect.

The disclosure has been revised, as follows: “If the Fund’s shareholders do not approve the proposal, the Interim Agreement will allow Oaktree Capital to continue to serve as the Sub-Adviser to the Fund for up to 150 days following the date of the Closing or until the New Sub-Advisory Agreement is approved by Shareholders, if sooner. Accordingly, the Board urges you to vote without delay in order to avoid potential disruption to the Fund that could occur if stockholder approval is not obtained in that time and the Sub-Adviser is unable to continue to provide advisory services to the Fund.”

9.	Please revise the disclosure included in the Questions & Answers section, under Would the Fund have to pay more fees or expenses with the Manager of Managers relief?, to explain that shareholder approval would not be necessary if a sub-adviser raises its fees without raising the Fund’s management fee.

The disclosure has been revised as follows: “If a new sub-adviser charges a higher fee than its predecessor (or if an existing sub-adviser increases its fee), RiverNorth Capital would not be permitted to pass these costs on to the Fund without first obtaining shareholder approval. Therefore, a new sub-adviser may charge a higher fee than its predecessor (or an existing sub-adviser may increase its fee) without shareholder approval, as long as the increase in sub-advisory fees does not result in an increase in the Fund’s overall management fee.”

10.	Please consider whether disclosure should be added to the Proxy Statement in response to Items 22(c)(2), (3), (5), (6), (7), (10), (13) and (14). If not applicable, please explain why in correspondence.

Item 22(c)(2): The Fund directs the Staff to the section entitled Information about Executive Officers and Leadership, which includes information about the executive officers of the Sub-Adviser. The address of each executive officer has been added to this section in response to this Item.

Item 22(c)(3): The Fund directs the Staff to the Background section, which describes the ownership of Oaktree. The section notes that, as a result of the Merger, Brookfield holds an approximately 62% economic interest in Oaktree’s business, and Oaktree’s founders and certain other members of Oaktree’s management and employees own the remaining 38% economic interest in Oaktree’s business.

Item 22(c)(5): Item 22(c)(5) is not applicable, as there are no officers or directors of the Fund who serve as officers, employees, directors, general partners or shareholders of the Sub-Adviser.

Item 22(c)(6): The Fund directs the Staff to the following disclosure in the section entitled Security Ownership of Management and Certain Beneficial Owners: “As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, Oaktree Capital or any person controlling, controlled by or under common control with Oaktree Capital. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund’s fiscal year ended September 30, 2019, to which Oaktree Capital was a party.”

Item 22(c)(7): The Fund confirms that there are no financial conditions of the Sub-Adviser that are reasonably likely to impair the financial ability of the Sub-Adviser to fulfill its commitment to the Fund under the New Sub-Advisory Agreement, and thus Item 22(c)(7) is inapplicable.

Item 22(c)(10): The Fund confirms that Item 22(c)(10) is not applicable because the Sub-Adviser does not serve as the investment adviser to any other fund having a similar investment objective and strategy as the Fund.

Item 22(c)(13): The Fund confirms that Item 22(c)(13) is not applicable, as there were no commissions paid to any affiliated broker during the Fund’s most recently completed fiscal year.

Item 22(c)(14): The Fund refers the Staff to Exhibit B, which discloses the amount of sub-advisory fees paid to the Sub-Adviser originating from the Fund during the previous three fiscal years. The Proxy Statement also states that the Merger is not expected to affect the nature, quality or extent of the services to be provided by the Sub-Adviser.

11.	Please add a sub-heading under the section entitled Evaluation by the Board for costs of services and profits realized/benefits derived by Oaktree in keeping with the current format of the section.

The requested change has been made.

12.	Please add disclosure in the section entitled Evaluation by the Board addressing economies of scale and a comparison of services to be rendered under the New Sub-Advisory Agreement. If not relevant, please state why.

Disclosure addressing economies of scale and a comparison of services to be rendered under the New Sub-Advisory Agreement has been added to the Proxy Statement.

13.	Please include a copy of the Interim Agreement.

The Interim Agreement has been added as an Exhibit to the Proxy Statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L. Williams
David L. Williams